EXHIBIT 99.1

POET Technologies Collaborates with a Leading Global Supplier of Lasers for POET’s Optical Interposer Platform

TORONTO, Nov. 02, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported that it has agreed on the first phase of a supply agreement with a leading global supplier of lasers and other components used in high-speed optical networking equipment (“Supplier”). The companies will collaborate on the design and production of flip-chippable Continuous Wave (CW) high power lasers for use in the Company’s 400G Optical Engines.

In this first phase, POET will work with the Supplier on a customized version of its current flip-chippable production CW laser. The customization to the physical design would enable the existing laser to be compatible with POET’s Optical interposer platform, which enables passive, wafer-scale hybrid integration of lasers to produce high performance Optical Engines. CW lasers combined with a Silicon Photonics-based modulator will be incorporated in transmit Optical Engines operating at 400G speeds and beyond. POET has issued a Purchase Order to the Supplier for the first phase of the project, covering the design requirements and operating specs of the laser. In a subsequent phase, the Supplier will build and supply known good lasers for use by POET in the production of 400G Optical Engines. The financial terms of the agreement were not disclosed.

“The Supplier’s lasers are among the most reliable high-performance lasers on the global market. Our collaboration is another example of POET engaging with well-established, highly-regarded companies in our industry,” said Vivek Rajgarhia, President & GM of POET Technologies. “For most prospective customers, including the Tier 1 network equipment suppliers and the hyperscale datacenter operators, the incorporation of the Supplier’s lasers in our 400G designs will significantly increase their confidence about the operating performance and reliability of our products. The fact that the Supplier is already producing flip-chip lasers provides POET a shorter time-to-market. If this project goes as we anticipate, we expect to have initial production chips available by mid-2022, which aligns with our roadmap for 400G Optical Engine Beta sample availability. This is a key move by POET to secure its laser supply in the face of a continued supply constrained environment.”

The Company reported earlier that it had received critical acclaim during the ICCSZ and CIOE conferences in Shenzhen, China when it demonstrated a 400G Transmit Engine with a silicon photonics-based modulator from Silux Technologies Co. Ltd.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

POET Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	POET Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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